Exhibit 99.2

ALBERTA STAR DEVELOPMENT CORP.

Statement of Reserve Data

And Other Oil and Gas Information

Effective November 30, 2010

Prepared on March 28, 2011

Statement Date of March 28, 2011

TABLE OF CONTENTS

CONVERSION OF UNITS	i
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	1
PRICING ASSUMPTIONS	4
RECONCILIATION OF CHANGES IN RESERVES	5
Reserves Reconciliation	5
ADDITIONAL INFORMATION RELATING TO RESERVES DATA	5
Proved Undeveloped Reserves and Probable Undeveloped Reserves	5
Significant Factors or Uncertainties Affecting Reserves Data	6
Future Development Costs	6
OTHER OIL AND GAS INFORMATION	7
Properties	7
Alberta	7
Saskatchewan	8
Properties With No Attributed Reserves	8
Forward Contracts	8
Additional Information Concerning Abandonment and Reclamation Costs	9
Tax Horizon	9
Costs Incurred	9
Exploration and Development Activities	9
Production Estimates	10
Production History	10
Netback History	11
Production Volume by Field	11

APPENDIX A Form 51-101F2 - Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor	A-1

APPENDIX B Form 51-101F3 - Report of Management and Directors on Reserves Data and Other Information	B-1

APPENDIX C Oil & Gas Definitions	C-1

i

GLOSSARY OF ABBREVIATIONS

bbl	Barrels
bbl/d	Barrels per day
boe	Barrel of oil equivalent (6 Mcf = 1Bbl)
boe/d	Barrels of oil equivalent per day
GJ	Gigajoules
GJ/d	Gigajoules per day
Mbbl	1,000 Barrels
Mcf	1,000 cubic feet
Mcf/d	1,000 cubic feet per day
MMcf	1,000,000 cubic feet
MMbtu	One Million British Thermal Units
NGL	Natural gas liquids
WTI	West Texas Intermediate
M$	Thousands of dollars
MM$	Millions of dollars

CONVERSION OF UNITS

1 acre	0.4 hectares
2.5 acres	1 hectare
1 bbl	0.159 cubic metres
6.29 bbl	1 cubic metre
1 foot	0.3048 metres
3.281 feet	1 metre
1 Mcf	28.2 cubic metres
0.035 Mcf	1 cubic metre
1 MMbtu	1.054 GJ
0.949 MMbtu	1 GJ

In this Statement of Reserves where amounts are expressed on a barrel of oil equivalent basis, natural gas volumes have been converted to oil equivalence at six thousand cubic feet per barrel. The term boe may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FORWARD-LOOKING STATEMENTS

This Statement of Reserves contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities legislation. These forward-looking statements relate to future events or the Corporation’s future performance. All forward-looking statements contained herein that are not clearly historical in nature constitute forward-looking statements, and the words “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “propose”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology are generally intended to identify forward-looking statements. Such statements represent the Corporation’s internal projections, estimates or beliefs concerning, among other things, an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this Statement of Reserves may contain forward-looking statements attributed to third party industry sources. Alberta Star believes that the expectations reflected in these forward-looking statements are reasonable, however, undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.

Forward-looking statements in this Statement of Reserves include, but are not limited to, statements with respect to:

  the business plan of Alberta Star;

  the ability of Alberta Star to retain and attract skilled persons in the future;

  acquisition, including the considerations taken into account, and financing opportunities;

  drilling inventory, drilling plans and timing of drilling, re-completion and tie-in of wells;

  the ability of internally generated cash flow and unused bank credit facilities to fund future development costs;

  drilling, completion and facilities costs;

  growth expectations within Alberta Star;

  timing of development of undeveloped reserves;

  the tax horizon of Alberta Star;

  abandonment and reclamation costs;

  the performance and characteristics of Alberta Star’s oil and natural gas properties;

  oil and natural gas production levels;

  the quantity of oil and natural gas reserves;

  capital expenditure programs;

  expected royalty rates, operating and general administrative costs, costs of services and other costs and expenses.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Statement of Reserves include, but are not limited to:

  general economic and business conditions in Canada, the United States and globally;

  the ability of management to execute its business plan;

  fluctuations in the price of oil and natural gas, interest and exchange rates;

  the risks of the oil and gas industry both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

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  actions taken by governmental authorities, including increases in taxes and changes in government regulations and incentive programs;

  geological, technical, drilling and processing problems;

  risks and uncertainties involving geology of oil and gas deposits;

  risks inherent in marketing operations, including credit risk;

  the ability to enter into or renew leases;

  the uncertainty of estimates and projections relating to production, costs and expenses;

  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  availability of sufficient financial resources to fund the Corporation’s capital expenditures;

  uncertainty of finding reserves, developing and marketing those reserves;

  unanticipated operating events, which could reduce production or cause production to be shut in or delayed;

  incorrect assessments of the value of acquisitions;

  ability to locate satisfactory properties for acquisition or participation;

  shut-ins of connected wells resulting from extreme weather conditions;

  insufficient storage or transportation capacity;

  hazards such as fire, explosion, blowouts, cratering and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury;

  encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations;

  the ability to add production and reserves through development and exploration activities;

  the possibility that government policies or laws, including laws and regulations related to the environment, may change or governmental approvals may be delayed or withheld;

  uncertainty in amounts and timing of royalty payments;

  uncertainties inherent in estimating quantities of oil and natural gas reserves and cash flows to be derived therefrom;

  failure to obtain industry partner and other third party consents and approvals, as and when required;

  stock market volatility and market valuations;

  changes in hydrocarbon or investment policies;

  competition for and/or inability to retain drilling rigs and other services;

  the need to obtain required approvals from regulatory authorities; and

  competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel.

Forward-looking statements contained in certain documents incorporated by reference into this Statement of Reserves are based on the key assumptions described in such documents. The reader is cautioned that such information, although considered reasonable by the Corporation may prove to be incorrect. Actual results achieved during the forecast period will vary from the forward-looking statements provided in this Statement of Reserves and in the documents incorporated by reference herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in the documents incorporated herein by reference.

With respect to forward-looking statements contained in this Statement of Reserves, the Corporation has made assumptions regarding: the impact of increasing competition; the general stability of the economic and political environment in which the Corporation operates; the timely receipt of any required regulatory approvals; the ability of the Corporation to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects in which the Corporation has an interest to operate the field in a safe, efficient and effective manner; the ability of the Corporation to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Corporation to secure adequate product transportation; future oil and natural gas prices; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Corporation operates; and the ability of the Corporation to successfully market its oil and natural gas products. Readers are cautioned that this information may not be appropriate for other purposes.

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Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Statement of Reserves are expressly qualified by this cautionary statement. In addition, please note that information relating to reserves are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be economically produced in the future.

This forward-looking statements is made as of the date of this Statement of Reserves, and the Corporation disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable Canadian securities laws.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Chapman Petroleum Engineering Ltd. (“Chapman”), independent petroleum engineers of Calgary, Alberta, prepared a report entitled “Alberta Star Development Corp. - Reserve and Economic Evaluation (as of December 1, 2010)” (the “Chapman Report”), effective November 30, 2010, and dated March 14, 2011, evaluating the proved and probable reserves attributable to Alberta Star’s interest in 100% of its Canadian properties and the net present value of estimated future cash flow from such reserves, based on forecast price and cost assumptions. The reserves information presented herein was prepared and is presented in accordance with the requirements of National Instrument 51 101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

In preparing the Chapman Report, Chapman obtained information from Alberta Star, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the Chapman Report is based, was obtained from public records, other operators and from Chapman’s non-confidential files. The extent and character of ownership and the accuracy of all factual data supplied for the independent evaluation, from all sources, was accepted by Chapman as represented.

All evaluations of the present value of estimated future net revenue in the Chapman Report are stated after provision for estimated future capital expenditures, well abandonment and reclamation costs (including the offsetting salvage value of tangible equipment after abandonment) but prior to income taxes and indirect costs and do not necessarily represent the fair market value of the reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumption will be attained and variances could be material. Actual reserves may be greater than or less than the estimates provided herein. Please note that information relating to reserves are deemed to be forward-looking statements, as they involve the implicit assessment, based on certain estimates and assumptions, that the reserves described can be economically produced in the future. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Reference to oil, gas, natural gas liquids, coalbed methane, reserves (gross, net, proved, probable, possible, developed, developed producing, developed non producing, undeveloped), forecast prices and costs, operating costs, development costs, future net revenue and future income tax expenses shall, unless expressly stated to be to the contrary, have the meaning attributed to such terms as set out in NI 51-101, the companion policy to NI 51-101 and all forms referenced therein.

Throughout the following summary, table differences may arise due to rounding.

In accordance with the requirements of NI 51-101, attached hereto are the following appendices:

Appendix A:	Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor in Form 51-101F2; and

Appendix B:	Report of Management and Directors on Reserves Data and Other Information in Form 51-101F3.

Definitions used for reserve categories in the Chapman Report are attached as Appendix C hereto.

For the purposes herein, and unless otherwise noted, “Gross” means: (a) in relation to the Corporation’s interest in production or reserves, its “company gross reserves”, which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interest of the Corporation; (b) in relation to wells, the total number of wells in which the Corporation has an interest; and (c) in relation to properties, the total area of properties in which the Corporation has an interest.

For the purposes herein, and unless otherwise noted, “Net” means: (a) in relation to the Corporation’s interest in production or reserves, the Corporation’s working interest (operating or non-operating) share after deduction or royalty obligations, plus the Corporation’s royalty interest in production or reserves; (b) in relation to the Corporation’s interest in wells, the number of wells obtained by aggregating the Corporation’s working interest in each of its gross wells; and (c) in relation to a Corporation’s interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

The following tables summarize certain information related to Alberta Star’s oil and gas reserves as of November 30, 2010 based on forecast price and cost assumptions:

SUMMARY OF OIL AND GAS RESERVES as of November 30, 2010 FORECAST PRICES AND COSTS
Reserves Category	Reserves
	Light and Medium Oil		Heavy Oil		Natural Gas(1)		Natural Gas Liquids		Coalbed Methane
	Gross (MSTB)	Net (MSTB)	Gross (MSTB)	Net (MSTB)	Gross (MMscf)	Net (MMscf)	Gross (Mbbl)	Net (Mbbl)	Gross (MMscf)	Net (MMscf)
PROVED
Developed Producing	0	0	114	101	0	0	0	0	0	0
Developed Non-Producing	0	0	30	25	0	0	0	0	0	0
Undeveloped	0	0	47	38	0	0	0	0	0	0
TOTAL PROVED	0	0	190	164	0	0	0	0	0	0
Probable	0	0	343	294	0	0	0	0	0	0
TOTAL PROVED PLUS PROBABLE	0	0	533	457	0	0	0	0	0	0

Note:

(1)	Natural gas volumes include associated, non-associated and solution gas but not coalbed methane.

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE as of November 30, 2010
Reserves Category	Net Present Values of Future Net Revenue
	Before Income Tax Discounted at					After Income Tax Discounted at
	0%/yr $M	5%/yr. $M	10%/yr. $M	15%/yr. $M	20%/yr. $M	0%/yr $M	5%/yr. $M	10%/yr. $M	15%/yr. $M	20%/yr. $M

PROVED
Developed Producing	4,237	3,666	3,246	2,925	2,671	4,237	3,666	3,246	2,925	2,671

Developed Non-Producing	1,274	1,175	1,094	1,026	969	1,274	1,175	1,094	1,026	969
Undeveloped	1,004	792	623	487	376	1,004	792	623	487	376
TOTAL PROVED	6,515	5,633	4,963	4,438	4,017	6,515	5,633	4,963	4,438	4,017
TOTAL PROBABLE	14,383	10,719	8,309	6,626	5,400	13,080	9,842	7,699	6,190	5,080
TOTAL PROVED + PROBABLE	20,899	16,352	13,272	11,065	9,417	19,595	15,476	12,662	10,629	9,097

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
As of November 30, 2010
FORECAST PRICES AND COSTS
								Future
						Future		Net
						Net		Revenue
					Well	Revenue	Future	After
				Operating	Abandonment	Before	Income	Deducting
				Development	Reclamation	Income	Taxes and	Income
	Revenue	Royalties	Costs	Costs	and Costs	Taxes	Expenses	Taxes
Reserves Category	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
PROVED
Developed Producing	9,157	1,151	3,316	10	492	4,238	0	4,238
Developed Non-Producing	2,192	364	476	34	44	1,274	0	1,274
Undeveloped	3,658	660	971	916	108	1,003	0	1,003
TOTAL PROVED	15,007	2,175	4,763	960	594	6,515	0	6,515
Probable	28,392	4,021	7,581	2,106	301	14,385	(1,303)	13,080
TOTAL PROVED PLUS PROBABLE	43,399	6,196	12,344	3,066	895	20,899	(1,303)	19,595

FUTURE NET REVENUE BY PRODUCTION GROUP
as of November 30, 2010
FORECAST PRICES AND COSTS
		FUTURE NET	FUTURE NET
		REVENUE	REVENUE BEFORE
		BEFORE	INCOME TAXES
		INCOME TAXES	(discounted at
		(discounted at	10%/year)
RESERVES		10%/year)	($/MCF)
CATEGORY	PRODUCTION GROUP	(M$)	($/BBL)
PROVED	Light and Medium Oil (including solution gas and associated by products)	0	0

	Heavy Oil (including solution gas and other associated by products)	4,963	26.06

	Natural Gas (including associated by-products but excluding solution gas and by-products from oil wells)	0	0

	Coalbed Methane (including associated by-products)	0	0

	Non-Conventional Oil & Gas Activities (excluding coalbed methane)	0	0

	Total
PROVED PLUS PROBABLE	Light and Medium Oil (including solution gas and associated by products)	0	0

	Heavy Oil (including solution gas and associated by-products)	13,272	24.90

	Natural Gas (including associated by-products but excluding solution gas and by-products from oil wells)	0	0

	Coalbed Methane (including associated by-products)	0	0

	Non-Conventional Oil & Gas Activities (excluding coalbed methane)	0	0

	Total	13,272	0

PRICING ASSUMPTIONS

Chapman employed the following pricing, exchange rate and inflation rate assumptions in estimating Alberta Star’s reserves data using forecast prices and costs as of December 1, 2010.

		Alberta	Alberta	Sask.	Sask.	B.C.
	WTI [1]	Par Price [2]	Heavy [3]	Light [4]	Heavy [5]	Light [6]
Date	$US/STB	$CDN/STB	$CDN/STB	$CDN/STB	$CDN/STB	$CDN/STB
HISTORICAL PRICES
2000	30.39	44.90	34.51	43.37	40.12	n/a
2001	25.98	39.66	25.41	35.57	31.84	n/a
2002	26.09	40.63	32.20	37.67	34.57	n/a
2003	30.84	43.57	32.65	40.13	37.64	n/a
2004	41.48	52.89	37.52	48.96	45.74	n/a
2005	56.62	69.16	43.25	62.04	56.53	n/a
2006	65.91	72.88	50.40	66.77	61.23	n/a
2007	70.61	75.57	53.17	71.42	64.55	n/a
2008	99.70	102.98	83.88	98.02	92.45	n/a
2009	61.64	68.91	58.48	65.15	63.48	n/a
2010 (11 mos)	81.01	79.97	66.18	76.27	72.19	n/a
CONSTANT PRICES
November 30, 2010 [7]	84.11	85.10	71.50	85.55	79.82	82.97
CURRENT YEAR FORECAST
2010 (1 mos)	80.00	83.21	70.31	78.38	75.17	81.13
FUTURE FORECAST
2011	83.00	86.37	72.98	81.36	78.02	84.21
2012	86.00	89.53	75.65	84.33	80.88	87.29
2013	90.00	93.74	79.21	88.30	84.68	91.39
2014	93.00	96.89	81.88	91.27	87.53	94.47
2015	96.00	100.05	84.54	94.25	90.39	97.55
2016	98.00	102.16	86.32	96.23	92.29	99.60
2017	100.00	104.26	88.10	98.22	94.19	101.66
2018	102.00	106.37	89.88	100.20	96.09	103.71
2019	104.04	108.52	91.70	102.22	98.03	105.80
2020	106.12	110.71	93.55	104.29	100.01	107.94
2021	108.24	112.94	95.43	106.39	102.03	110.12
2022	110.41	115.22	97.36	108.54	104.09	112.34
2023	112.62	117.54	99.32	110.73	106.19	114.60
2024	114.87	119.91	101.33	112.96	108.33	116.92
2025	117.17	122.33	103.37	115.24	110.51	119.27
Constant thereafter

Notes:
(1)	West Texas Intermediate quality (D2/S2) crude landed in Cushing, Oklahoma.
(2)	Equivalent price for Light Sweet Crude (D2/S2) landed in Edmonton, Alberta after exchange of 0.95US$/C$ from 2010 to 2025 during forecasting period and transportation differential of $1.00 CDN/STB.
(3)	Bow River at Hardisty, Alberta (905 kg/m3, 2.1% sulphur).
(4)	Light Sour Blend at Cromer, Saskatchewan (880 kg/m3, 2.0% sulphur).
(5)	Midale at Cromer, Saskatchewan (880 kg/m3, 2.0% sulphur).
(6)	B.C. Light at Taylor, British Columbia (825 kg/m3, 0.5% sulphur).
(7)	November 30, 2010 is the last trading day of November 2010.

Alberta Star’s weighted average realized sales prices for the year ended November 30, 2010 were $56.90 /bbl for heavy oil.

RECONCILIATION OF CHANGES IN RESERVES

Reserves Reconciliation

The following tables set forth a reconciliation of Alberta Star’s total gross proved, probable and proved plus probable reserves as at November 30, 2010 against such reserves as at November 30, 2009 based on forecast price and cost assumptions:

	LIGHT AND MEDIUM OIL				HEAVY OIL		NATURAL GAS(1)
			Gross			Gross
			Proved			Proved
	Gross	Gross	Plus	Gross	Gross	Plus	Gross	Gross	Gross Proved
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Plus Probable
FACTORS	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)
November 30, 2009	0	0	0	0	0	0	0	0	0
Acquisitions				203	447	649
Discoveries	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	(120)	(120)	0	0	0
Extensions and Improved Recovery	0	0	0	20	40	60	0	0	0
Technical Revisions(2)	0	0	0	12	(23)	(10)	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0
Gross Production	0	0	0	43	0	43	0	0	0
November 30, 2010	0	0	0	192	344	536	0	0	0

Notes:
(1)	Natural gas volumes include associated, non-associated and solution gas but does not include coalbed methane.
(2)	Technical revisions to reserve volumes for November 30, 2010.

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Proved Undeveloped Reserves and Probable Undeveloped Reserves

Proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in, wells drilled near the end of the fiscal year or wells further away from Alberta Star gathering systems. In addition, such reserves may relate to planned infill drilling locations. These reserves are planned to be on stream within a two year timeframe.

Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production. These reserves are planned to be on stream within a two year timeframe.

The following provides the gross volumes of proved undeveloped reserves and probable undeveloped reserves of Alberta Star that were first attributed and booked in each of the most recent three financial years of Alberta Star ending on the date of the Chapman Report, and in the aggregate, before that time:

TOTAL CORPORATION
TIME PERIOD	LIGHT AND MEDIUM OIL (Mbbl)				HEAVY OIL (Mbbl)				NATURAL GAS LIQUIDS (Mbbl)				NATURAL GAS (Mmcf)				COAL BED METHANE (Mmcf)
	PROVED		PROBABLE		PROVED		PROBABLE		PROVED		PROBABLE		PROVED		PROBABLE		PROVED		PROBABLE
	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*
2010	0	0	0	0	47	47	343	343	0	0	0	0	0	0	0	0	0	0	0	0
2009	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2008	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Prior to 2007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Notes:
(1)	“A*” - First Attributed
(2)	“B*” - Booked

Significant Factors or Uncertainties Affecting Reserves Data

The process of estimating reserves is complex. It requires significant judgment and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, commodity prices and economic conditions. Alberta Star’s reserves are evaluated by Chapman, an independent engineering firm.

Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, commodity prices, economic conditions and governmental restrictions. Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. Alberta Star’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material.

Future Development Costs

The following table outlines development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves using forecast prices and costs:

	Canada
		Proved Plus Probable
	Proved Reserves	Reserves
Year	(M$)	(M$)
2011	950	2,606
2012	0	0
2013	0	0
2014	0	0
2015	0	0
Remaining Years	0	0
Total Undiscounted	950	2,606

Alberta Star has established a $2.5 million capital program (the “2011 Capital Program”) to fund its exploration and development activities for 2011 of which $2.1 million is budgeted for drilling, completing and equipping an estimated 10-12 wells (5-6 net to the Company) in Alberta and

Saskatchewan. The 2011 Capital Program does not include any new acquisition opportunities, which Alberta Star believes will likely be financed through debt or equity financings.

Alberta Star estimates that its internally generated cash flow and unused bank credit facilities are sufficient to fund the future development costs disclosed above. Alberta Star typically has available three sources of funding to finance its capital expenditure program: internally generated cash flow from operating activities, debt financing when appropriate and new equity issues, if available on favourable terms.

OTHER OIL AND GAS INFORMATION

Properties

Alberta Star has interests in 4 core Canadian properties. These areas are the subjects of the Chapman Report. The following provides a description of Alberta Star’s properties. All of Alberta Star’s properties are located on-shore in the Provinces of Alberta and Saskatchewan, Canada.

Alberta

Lloydminster (Western Plains Acquisition August 2010)

The Lloydminster properties consisted of 14 shut in wells on 27 LSD’s is located in close proximity to the city of Lloydminster in east central Alberta in townships 06-24-50-2W4 and 06-50-1W4 when purchased in August 2010. As of November 30th, 2010, the property consisted of 7 producing oil wells and 3 shut-in, 3 wells to be completed and with Alberta Star having a 33 1/3% working interest in 1,420 acres of land in this area. A combined total of 10 oil wells are now producing medium-heavy oil from the Sparky formation. Oil is transported by a tanker truck to the terminal at the Lloydminster Blackfoot battery facility and then to Husky upgrader and pipeline system.

Lloydminster (Western Plains Property)

The Lloydminster property is located in close proximity to the city of Lloydminster in east central Alberta in townships 12-22-49-1W4, 11-12-50-3W4 and 12-04-49-1W4. As of November 30th, 2010, the property consisted of 6 producing oil wells and 3 non-producing wells with Alberta Star having a 50% working interest in approximately 440 acres of land in this area. A combined total of 7 oil wells produce medium- heavy oil from the Sparky formation. In 2010, this area averaged 40 bbls day (20 net). Oil is transported by a tanker truck to the terminal Lloydminster Blackfoot battery facility and then to the Husky upgrader and pipeline system.

Saskatchewan

Landrose

The Landrose property is located in close proximity to the city of Lloydminster in west central Saskatchewan in township 6-50-25-W4M. As of November 30th, 2010, the property consisted of 2 producing oil wells with Alberta Star having a 50% working interest and 1 producing oil well with 25% working interest in 560 acres of land situated in this area. A combined total of 6 oil wells now produce medium-heavy oil from the McClaren formation. Oil is transported by a tanker truck to the Blackfoot or Marwain battery’s and then to the terminal Lloydminster Husky upgrader and pipeline system.

Dee Valley

The Dee Valley property is located in close proximity to the city of Lloydminster in west central Saskatchewan in township 32-48-22-W3. As of November 30, 2011 the property consisted of 1 producing oil well and 3 non-producing wells with Alberta Star having a 50% working interest in 280.0 acres of land in this area. The single well produces medium- heavy oil from the Sparky formation. In 2010, this area averaged 12 bbls day (6 net). Oil is transported by a tanker truck to the Blackfoot & Marwain battery’s and then to the Husky upgrader and pipeline system.

Hillmond

The Hillmond property is located in close proximity to the city of Lloydminster in east central Alberta in township 06-51-25-W3. As of November 30, 2011 the property consisted of 1 producing oil well with Alberta Star having a 50% working interest in 40.25 acres of land in this area. The single well produces medium-heavy oil from the Sparky formations. In 2010, this area averaged 12 bbls day (6 net). Oil is transported by a tanker truck to the Balckfoot or Marwain terminal Lloydminster and then to the Husky upgrader and pipeline system.

Maidstone

The Maidstone property is located in close proximity to the city of Lloydminster in west central Saskatchewan in township 01-48-24-W3. As of November 30, 2011 the property consisted of 4 producing oil wells with Alberta Star having a 50% working interest in 160 acres of land in this area. A combined total of 4 oil wells now produce 35 bbls day of medium-heavy oil from the Sparky formation. In 2010, this area averaged 35 bbls day (17.5 net). Oil is transported by a tanker truck to the Blackfoot or Marwain Battery and then to the Lloydminster Husky upgrader and pipeline system.

Wells

As at November 30, 2010, Alberta Star had an interest in 18 gross (7 net) producing and 14 gross (9 net) non producing oil and natural gas wells and 0 gross (0 net) service wells as follows:

	PRODUCING				NON-PRODUCING				SERVICE
	Oil		Natural Gas		Oil		Natural Gas		WELLS
Location	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta	14	5	0	0	7	3	0	0	0	0
Saskatchewan	4	2	0	0	7	6	0	0	0	0
TOTAL	18	7	0	0	14	9	0	0	0	0

Properties With No Attributed Reserves

Alberta Star does not have any properties with no attributed reserves.

There are no costs or work commitments associated with Alberta Star’s non-producing properties except for annual lease rental payments and abandonment costs.

Forward Contracts

Alberta Star may use certain financial instruments to hedge its exposure to commodity price fluctuations on a portion of its crude oil and natural gas production, however Alberta Star does not currently have any hedging transactions.

Additional Information Concerning Abandonment and Reclamation Costs

Alberta Star estimates the costs associated with well abandonment and reclamation cost for surface leases, wells, facility and pipeline based on its previous experience, current regulations, costs, technology and industry standards. Alberta Star expects to incur abandonment and reclamation costs on 32 gross wells (16 net), including 2 net non-producing and 0 net service wells. Alberta Star’s share of the expected total abandonment and reclamation costs for wells with assigned reserves, non-producing and service wells and facilities, net of salvage value are summarized, without discount and using a discount rate of 10%, in the following table:

		Forecast Pricing (M$)
			Proved Plus	Proved Plus
Category	Proved 0%	Proved 10%	Probable 0%	Probable NPV 10%
Wells with reserves assigned(1)	594	316	895	334
Wells with no reserves assigned and facilities(2)	0	0	0	0
Total abandonment and reclamation cost provision	594	316	895	334
Portion forecast to be paid during the next three years	27	21	14	11

Notes:
(1)	Abandonment and reclamation costs were estimated by Chapman and included in the Chapman Report for all wells assigned reserves.
(2)	Alberta Star has estimated the timing and the costs associated with the abandonment and reclamation for wells with no reserves assigned and for facilities. This represents the total abandonment and reclamation costs that were not deducted in computing future net revenue.

Tax Horizon

As of November 30, 2010, Alberta Star had estimated income tax deductions of approximately $16,523,767 available to reduce future taxable income. Alberta Star did not incur current income taxes in 2010.

Costs Incurred

The following table summarizes Alberta Star’s property acquisition costs, exploration costs and development costs (before property dispositions) incurred during the financial year ended November 30, 2010:

Property Acquisitions and Capital Expenditures

Amount
Nature of Cost	(M$)
Property Acquisition Costs
Proved	3,165
Unproved
Exploration Costs	441
Development Costs	0
Total	3,606

Exploration and Development Activities

The following table summaries the results of exploration and development activities in Canada during the financial year ended November 30, 2010:

CANADA

Wells Completed in 2010	Gross	Net
Development
Oil	Nil	Nil
Unsuccessful	Nil	Nil
Service	Nil	Nil
Exploratory
Oil	Nil	Nil
Unsuccessful	Nil	Nil
Service	Nil	Nil
Total

The 2011 Capital Program has now been established at $2.5 million and it is to be funded from cash flow from operating activities and bank debt. Approximately $2.1 million has been (5-6 net to the Company) allocated to exploration and development programs, focused primarily on drilling 10-12 vertical heavy oil wells. The remaining CDN $400,000 has been allocated to upgrade facilities, optimize workovers –improve production efficiencies and to acquire land.

Production Estimates

The following tables disclose the estimated average daily production for 2011 for each product type associated with the first year of the gross proved reserves and gross probable reserves reported in the Chapman Report effective November 30, 2010, based on forecast prices and costs:

	Light/Medium			Natural Gas	Coal-Bed
	Oil	Heavy Oil	Natural Gas(1)	Liquids	Methane	Combined
Corporation	(Bbl/d)	(Bbl/d)	(Mcf/d)	(Bbl/d)	(Mcf/d)	(BOE/d)
Proved
Developed Producing	-	188	-	-	-	188
Developed Non-Producing and	-	13	-	-	-	13
Undeveloped
Total Proved	-	201	-	-	-	201
Probable	-	44	-	-	-	44
Total Proved Plus Probable	-	245	-	-	-	245

Note:
(1)	Natural gas volume includes associated and non-associated gas.

Production History

The following table summarizes the share of Alberta Star’s average daily production in Canada, before deduction of royalties, for the periods indicated:

Product	2010
	Year	Q4	Q3	Q2	Q1
Heavy Oil (Bbl/d)		55	23	-	-
Total (BOE/d)		55	23	-	-

Note:
(1)	Natural gas volume includes associated, non-associated and solution gas.

Netback History

The following table sets forth information respecting average net product prices received, royalties paid, production expenses and operating netbacks received by Alberta Star in respect of Alberta Star’s Canadian production for the periods indicated.

		2010
Category	Year	Q4	Q3
Selling Prices
Heavy Oil ($/Bbl)		64.39	56.83
Royalties
Heavy Oil ($/Bbl)		6.75	7.78
Production Expenses(2)
Heavy Oil ($/Bbl)		43.64	29.22
Operating Netbacks
Heavy Oil ($/Bbl)		$14.00	$18.83
Total (BOE/d)		55	23

Notes:
(1)	Natural gas volume includes associated, non-associated and solution gas and coalbed methane.
(2)	Production expenses include petroleum and surface lease rentals, transportation costs, property taxes and expenses related to the operation and maintenance of wells, production facilities and gathering systems.

Production Volume by Field

The following table discloses for each important field, and in total, Alberta Star’s production volumes for the financial year ended November 30, 2010 for each product type:

Heavy Oil
Field	(Bbl/d)

Alberta
Lloydminster	106
Total Alberta	106
Saskatchewan
Lloydminster	4
Landrose	33
Maidstone	20
Other
Total Saskatchewan	57
Total	163

Note:
(1)	Includes associated, non-associated and solution gas and coalbed methane.

APPENDIX A

FORM 51-101F2-

REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the Board of Directors of Alberta Star Development Corp. (the “Company”):

1.

We have evaluated the Company’s reserves data as at November 30, 2010. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at November 30, 2010, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended November 30, 2010 and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management and board of directors:

			Net Present Value of Future Net Revenue ($M, before income taxes, 10% discount rate)
Independent Qualified Reserves Evaluator or Auditor	Alberta Star Development Corp. Reserve and Economic Evaluation	Location of Reserves (Country or Foreign Geographic Area)	Audited	Evaluated	Reviewed	Total
Chapman Petroleum Engineering Ltd.	March 14, 2011	Canada	-	$13,272	-	$13,272

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

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7.

Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

Chapman Petroleum Engineering Ltd.
445, 708 – 11th Avenue S.W.
Calgary, Alberta
“M. Stromer”
M. Stromer, M. Sc., P. Eng.
Execution date: March 14, 2011

APPENDIX B

FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Alberta Star Development Corp. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at November 30, 2010, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has:

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(d)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(e)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(f)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“Tim Coupland”	“Gord Steblin”
Tim Coupland	Gord Steblin
President and Chief Executive Officer	Chief Financial Officer

“Robert Hall”	“Stuart Rogers”
Robert Hall	Stuart Rogers
Director	Director

APPENDIX C

OIL & GAS DEFINITIONS

The following definitions form the bases of the classification of reserves and values presented in the CHAPMAN Report. They have been prepared by the Standing Committee on Reserves Definitions of the Petroleum Society of the CIM (“CIM”), incorporated in the Society of Petroleum Evaluation Engineers (“SPEE”) Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and specified by NI 51-101.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recovered from known accumulations, from a given date forward, based on:

  analysis of drilling, geological, geophysical and engineering data:

  the use of established technology; and

  specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

1.	Proved Reserves

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

2.	Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

3.	Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and Production Starts

Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.

1.	Developed Reserves

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities, or if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

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2.	Developed Producing Reserves

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing, or if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

3.	Developed Non-Producing Reserves

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

4.	Undeveloped Reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels contained in the definitions above are applicable to individual reserves entitles (which refer to the lowest level at which reserves calculations are performed), and to reported reserves (which refers to the highest-level sum of individual entity estimates for which reserve estimates are presented).

Reported reserves should target the following levels of certainty under a specific set of economic conditions:

at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

at least 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.